UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-31949
CUSIP NUMBER 46185W109

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended:      March 31, 2011

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates _________________________________________________

PART I - REGISTRANT INFORMATION

INX Inc.

Full Name of Registrant

Former Name If Applicable

1955 Lakeway Drive

Address of Principal Executive Office (Street and Number)

Lewisville, Texas 75057

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously announced, on its Current Report on Form 8-K as filed on June 21, 2010, the Company identified errors in the recognition of revenue and its previously filed financial statements can no longer be relied upon.  The Company is finalizing its efforts with regard to correcting these errors and completing the related audit activities and is therefore unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2011 within the prescribed time period.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Philip Rydzewski	(469) 549-3816
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes     ☒ No

The Company’s Annual Report on Form 10-K for the years ended December 31, 2009 and 2010 have not been filed, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 have not been filed.

 (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes     ☐ No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INX Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 16, 2011	By:	/s/ Philip Rydzewski
Name: Philip Rydzewski
Title: Chief Financial Officer

*The Company is diligently working to complete the restatement of previously issued financial statements for the year ended December 31, 2008 and the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009. Until the current review and the restated financial statements are complete, a narrative and quantitative estimate of the anticipated change in the results of operations compared to the corresponding period for the last fiscal period cannot be made.